AB 3/11/06

SECURI 06004448 ISSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 TAMA STREET
(No. and Street)

Marion	Iowa	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Berthel — (319) 447-5700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300	Cedar Rapids	IA	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/13/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Berthel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

Chief Executive Officer
Title

Michelle R. Hartzell
Notary Public

NOTARIAL SEAL IOWA
MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan. 22, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc.

(A Majority Owned Subsidiary of Berthel Fisher & Company)

Financial Report

December 31, 2005

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholders
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company"), a majority owned subsidiary of Berthel Fisher & Company, as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP
McGladrey & Pullen LLP

Cedar Rapids, Iowa
February 6, 2006

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	6,214,682
Deposit with correspondent broker		101,641
Due from correspondent broker		824,286
Other commissions receivable		185,959
Other receivables		145,360
Due from affiliates (Note 2)		1,040,676
Investments in securities:		
Marketable, at market value		21,553
Not readily marketable, at estimated fair value, cost of $1,699,006 (Note 3)		602,248
Notes receivable, less allowance for doubtful accounts of $82,556 (Note 4)		433,999
Property and equipment (Note 6)		208,586
Other assets		106,234
Deferred income taxes (Note 5)		179,000
Intangibles assets, less accumulated amortization $329,725		749,375
Goodwill		2,100,771
	$	12,914,370

Liabilities and Stockholders' Equity		
Liabilities:		
Commissions payable	$	1,474,076
Accounts payable and other accrued expenses		2,506,384
Total liabilities		3,980,460
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Common stock, no par value; authorized 250,000 shares; issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, authorized 50,000 shares; issued and outstanding 4,182 shares (Note 8)		300,142
Additional paid-in capital		3,298,635
Retained earnings		2,513,985
Total stockholders' equity		8,933,910
	$	12,914,370

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Operations
Year Ended December 31, 2005

Revenues:	
Commissions (Note 12)	$ 43,436,724
Underwriting (Note 12)	607,601
Fee income (Note 12)	3,053,952
Interest and dividends	369,990
Net unrealized investment gains	151,933
Net realized investment (losses)	(689,312)
Other	1,170,848
Total revenues	48,101,736
Expenses:	
Commissions	34,899,350
Employee compensation	3,695,453
Employee benefits (Note 11)	521,466
Management fees (Note 10)	720,000
Occupancy (Note 10)	962,599
Clearing charges	1,160,317
Stock reporting services	196,825
Data processing	242,569
Other general and administrative expenses	2,158,942
Interest	75,092
Total expenses	44,632,613
Income before income taxes	3,469,123
Income tax expense (Note 5)	1,331,062
Net income	$ 2,138,061

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Changes In Stockholders' Equity
Year Ended December 31, 2005

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 2004	$ 2,821,148	$ 300,142	$ 3,298,635	$ 1,873,933	$ 8,293,858
Net income	-	-	-	2,138,061	2,138,061
Dividends on preferred stock	-	-	-	(18,009)	(18,009)
Dividends on common stock ($7.59 per share)	-	-	-	(1,480,000)	(1,480,000)
Balance, December 31, 2005	**$ 2,821,148**	**$ 300,142**	**$ 3,298,635**	**$ 2,513,985**	**$ 8,933,910**

See Notes to Financial Statements.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Statement Of Cash Flows
Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net income	$	2,138,061
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Net unrealized investment (gains)		(151,933)
Amortization expense		140,475
Deferred income taxes		368,000
Depreciation expense		40,114
Loss on sale of property and equipment		5,623
Change in assets and liabilities:		
Deposit with correspondent broker		(1,103)
Due from correspondent broker		25,281
Other commissions receivables		230,289
Notes and other receivables		373,483
Due to/from affiliates		(329,712)
Investments in securities		1,091,351
Other assets		131,995
Commissions payable		(456,255)
Accounts payable and other accrued expenses		(212,055)
Net cash flows provided by operating activities		3,393,614
Cash Flows from Investing Activities:		
Purchase of property and equipment		(90,609)
Issuance of notes receivable		(64,327)
Collection of notes receivable		65,704
Net cash flows (used in) investing activities		(89,232)
Cash Flows (Used In) Financing Activities:		
Dividends on common stock		(1,480,000)
Dividends on preferred stock		(18,009)
Net cash flows (used in) financing activities		(1,498,009)
Increase in cash and cash equivalents		1,806,373
Cash and Cash Equivalents:		
Beginning		4,408,309
Ending	$	6,214,682

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (the "Company") is a majority owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a registered broker-dealer operating exclusively in the securities industry. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable, the allowance for doubtful accounts, the valuation allowance for deferred tax assets and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Goodwill: The Financial Accounting Standards Board has issued Statement No. 142, *Goodwill and Other Intangible Assets*. Under Statement No. 142, goodwill is not amortized but is subject to impairment tests performed at least annually. As of December 31, 2005, management determined there was no impairment based on its annual testing.

Intangible assets: Intangibles include customer lists amortized by the straight-line method over a nine-year period. The following is a schedule by year of estimated amortization expense:

Year ending December 31:	
2006	$ 119,900
2007	119,900
2008	119,900
2009	119,900
2010	119,900
Thereafter	149,875
	$ 749,375

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Notes To Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Other assets: Included within other assets are capitalized interface licensing fee charges of $200,498. These charges are being amortized using the straight-line method over a period of five years. Amortization of $20,575 was incurred during 2005 and accumulated amortization totaled $152,182 as of December 31, 2005.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement.

Note 2. Due from Affiliates and Due to Affiliates

The Company enters into various financing arrangements with other affiliated entities primarily for purposes of financing.

Due from affiliates, consists of the following:		
Interest receivable	$	328,247
Other receivables		712,429
	$	1,040,676

Note 3. Not Readily Marketable Securities

Not readily marketable securities, reported at estimated fair value, are comprised of the following as of December 31, 2005:

Guardian Technologies International, Inc., 50,214 shares of common stock, cost $226,382	$	93,197
American Defense Systems, Inc., 277,895 shares of common stock, cost $138,948		138,948
Other, cost $1,333,676		370,103
Total	$	602,248

Note 4. Notes Receivable

Notes receivable as of December 31, 2005, consist of the following:

Uncollateralized notes receivable, 8%, interest and principal due October 2004 through May 2007	$ 120,833
Uncollateralized notes receivable, 8%, interest and principal due December 2004 through March 2007	45,185
Uncollateralized notes receivable, 8%, interest and principal due March 2005 through December 2007	147,667
Uncollateralized notes receivable, 8%, interest and principal due November 2004 through May 2007	107,350
Various uncollateralized notes receivable due from brokers	95,520
	516,555
Less allowance for doubtful accounts	(82,556)
	$ 433,999

As of December 31, 2005, the principal maturities of notes receivable are as follows:

Year ending December 31:	
2006	$ 307,251
2007	126,748
	$ 433,999

Note 5. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2005 are summarized as follows:

Current	$	963,062
Deferred		368,000
Income tax expense	$	1,331,062

The provision for income taxes for the year ended December 31, 2005 is greater than the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes due to the following items:

Computed expected amount	$	1,179,501
Nondeductible expenses		27,401
State income taxes, net of federal tax benefit		120,000
Other		4,160
	$	1,331,062

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	224,000
Gross deferred income tax liabilities		(45,000)
Net deferred income tax asset	$	179,000

During the year ended December 31, 2005, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

Note 6. Property and Equipment

Property and equipment as of December 31, 2005, consists of the following:

Furniture and fixtures	$	208,666
Leasehold improvements		93,296
Accumulated depreciation		(93,376)
Property and equipment, net	$	208,586

Note 7. Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $530,344 was incurred during the year ended December 31, 2005.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

In September 2004, a complaint was filed against the Parent alleging accounting and recovery of preferential and fraudulent transfers with respect to the purchase of certain assets by the Parent. In addition, in December 2004, a motion for declaratory judgment and related relief was filed in order to compel the Parent to deliver certain payments, stock and warrants pursuant to the asset purchase agreement. This motion was denied by the bankruptcy court in its entirety in July 2005. In August 2005, a second complaint, seeking an unspecified amount of damages, was filed against the Parent, which was based on the same facts and circumstances as the original complaint, but asserts different legal theories for recovery under the Bankruptcy Code and Ohio state law. The alleged liability per the original complaint is approximately $2,350,000; however, Parent's management and legal counsel are unable to reasonably estimate the amount of liability which may be incurred if an adverse decision is rendered because it is dependent upon the interpretation by the court as to the preferential and fraudulent transfers. In the event of an unfavorable outcome, the Company may need to make distributions to the Parent to fund any potential obligations. It is management's intent to vigorously defend their position and believe that this suit is without substantial merit.

The Parent has pledged its ownership interest in the Company (195,069 shares of common stock) as collateral for notes payable.

Note 8. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholders. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to common stockholders. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholders. Series A stockholders may convert each of their shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholders the consideration originally given plus all accrued and unpaid dividends.

Note 9. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2005, the Company had net capital of $3,340,444, which was $3,078,822 in excess of its required net capital of $261,622. The Company's net capital ratio was 1.17 to 1.

Note 10. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has an unwritten, discretionary, month-to-month agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $60,000 for the year ended December 31, 2005.

During the year ended December 31, 2005, the Company paid $363,269 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

Note 11. Profit Sharing Plan

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 20%. The employee contribution will be matched by an employer contribution of 50% of the first 4% of the employee contribution. The employee contributions to the plan are fully vested and employer contributions vest over five years. The Company's contributions for the year ended December 31, 2005 aggregated $55,517.

Note 12. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash accounts in one commercial bank. The amount on deposit at December 31, 2005 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $2,493,890.

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Schedule I. Computation Of Net Capital Under Rule 15c3-1
December 31, 2005

Computation of net capital:		
Total stockholders' equity	$	8,933,910
Total nonallowable assets and other charges:		
Petty cash		400
Excess deposits with correspondent broker		1,641
Other receivables		41,219
Due from affiliates		1,040,676
Investments in securities not readily marketable		602,248
Notes receivable		433,999
Property and equipment		208,586
Other assets		106,234
Deferred income taxes		179,000
Non-allowable commissions receivable		2,871
Intangible assets		749,375
Goodwill		2,100,771
Insurance deductible		19,913
Fee-based commissions		16,692
Other deductions		11,410
Net capital before haircuts on securities positions		3,418,875
Haircuts on securities positions		78,431
Undue concentration		-
Net capital	$	3,340,444
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable, net of payroll advances	$	1,367,401
Accounts payable and other accrued expenses		2,540,984
Dividends declared on Series A preferred stock		4,539
Assets with credit balances/liabilities with debit balances		11,410
Total aggregate indebtedness	$	3,924,334
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$	261,622
Excess net capital, net capital less net capital requirement	$	3,078,822
Percentage of aggregate indebtedness to net capital		117%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2005.

Berthel Fisher & Company
Financial Services, Inc.
(A Majority Owned Subsidiary Of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements Under Rule 15c3-3 December 31, 2005

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements Under Rule 15c3-3 December 31, 2005

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report
On Internal Control

To the Board of Directors and Stockholders
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements and supplemental schedules of Berthel Fisher & Company Financial Services, Inc. (Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 6, 2006